SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2007

Coca-Cola Hellenic Bottling Company S.A.

(Translation of Registrant’s Name Into English)

9 Fragoklissias Street, 151 25 Maroussi, Athens, Greece
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒       Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by  Regulation S-T Rule 101(b)(7):☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐                  No   ☒

Table of Contents

Press Release of  December 14,  2006 — Information Pursuant to Article 4, Para 1e of Greek Law 3401/2005 Regarding Stock Option Plans for the Coca-Cola Hellenic Bottling Company S.A. Employees and for those of its Affiliate Companies.

Press Release of  January 3, 2007 — Information Pursuant to Article 4, Par. 2 of Law 3401/2005 Regarding the Admission for Listing of Shares of  the Company  in the Context of  Stock Option Plans for the Company’s Employees and for the Employees of its Affiliate Companies.

Press Release of  January 19, 2007  — Coca-Cola Hellenic Bottling Company S.A. Announces the Commencement of Trading of New Shares Resulting from the Exercise of  Stock Options.

Press Release of February 14, 2007 — Results for the Year Ended December 31, 2006 (IFRS).

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Armenia, Austria, Belarus, Bosnia & Herzegovina, Bulgaria, Croatia, Cyprus, Czech Republic, Estonia

FYROM, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, Moldova, Montenegro, Nigeria, Northern Ireland, Poland, Romania, Russia, Serbia, Slovakia, Slovenia, Switzerland, Ukraine

INFORMATION PURSUANT TO ARTICLE 4 PARA. 1e OF GREEK LAW 3401/2005
REGARDING STOCK OPTION PLANS FOR THE COCA-COLA HELLENIC BOTTLING
COMPANY S.A.  EMPLOYEES AND FOR THOSE OF ITS AFFILIATE COMPANIES

Athens — Greece — 14 December 2006 - This information is submitted to the Greek Capital Markets Commission by Coca-Cola Hellenic Bottling Company S.A. (“CCHBC” or the “Company”), for the offering of stock options of the Company in Greece, pursuant to the implementation of stock option plans established for its employees and those of its affiliate companies, as approved by the General Meeting of its shareholders, in accordance with article 13, para. 9 of Codified Law 2190/1920.

Stock Options Plans have been established by CCHBC in order to encourage employees to identify with shareholder interest and to focus on CCHBC’s long-term growth.

1.         The Employees of CCHBC and its affiliates, which are stock option beneficiaries, pursuant to the Programmes approved by the General assemblies of the Shareholders dated 22.11.2001, 6.6.2003, 17.6.2005 and awarded by virtue of CCHBC’s Board of the Directors resolutions dated 13.12.2001, 23.6.2003, 15.12.2003, 3.12.2004, 2.12.2005 are invited to declare in writing to CCHBC their intention to exercise in whole or in part their stock options starting November 15th 2006 and ending December 17th, 2006. The number of employees eligible to exercise stock options is in aggregate 303 (272 out of them are employees of affiliate companies abroad). The total number of stock options available for exercise is 3,000,079.

2.             On 21.03.2006, 23.06.2006 and 13.12.2006, CCHBC’s Board of Directors awarded 1,090,800 stock options to 48 employees of the Company and of its affiliate companies, pursuant to the resolution of the Annual General Meeting of shareholders dated 17.6.2005 which had approved the issuance of up to 4,950,000. These stock options will be available for exercise on or after 21.03.2007, 23.06.2007 and 13.12.2007, respectively.

Each Stock Option corresponds to one (1) ordinary bearer share in CCHBC.

The exercise price per Stock Option amounts to EUR 24.85, regarding 50.000 stock options awarded by CCHBC’s Board of Directors on 21.03.2006, EUR 23.02, regarding 30.000 stock options awarded by CCHBC’s Board of Directors on 23.06.2006 and EUR 28.06, regarding 1,010,800 stock options awarded by CCHBC’s Board of Directors on 13.12.2006 i.e. it is equal to the average value of the Company’s share price at close of trading on the Athens Exchange over the last ten (10) working days prior to the respective decision of the Board of Directors granting the options.

The Stock Options granted will vest over a period of three years and will become exercisable by 1/3 on the first anniversary of the grant date (i.e. on

Coca-Cola HBC

9, Fragoklissias str., 151 25 Maroussi, Athens, Greece

Tel: (+30) 210 618 3100, Fax: (+30) 210 6195 514

www.coca-colahbc.com

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21.03.2007, 23.06.2007 and 13.12.2007 respectively); by 2/3 on the second anniversary of the grant date (i.e. on 21.03.2008, 23.06.2008 and 13.12.2008 respectively); and in full on the third anniversary of the grant date (i.e. on 21.03.2009, 23.06.2009 and 13.12.2009 respectively). The Stock Options will lapse on 20.03.2016, 22.06.2016 and 12.12.2016 respectively, unless forfeited earlier as more fully described below.

Stock Options that have vested (but have not lapsed) may be exercised by the participant notifying such exercise to the Company’s Board of Directors and paying the exercise price to the Company. In the month of December next following such exercise, the Board of Directors will resolve to increase the share capital of the Company and will issue a number of shares equal to the number of Stock Options exercised. Vested Stock Options may be exercised at any time, but for as long as relevant Greek legislation provides that shares under a stock option plan may only be issued in the month of December, the Board shall cause the Company to issue the relevant Shares within the month of December next following the receipt of notice exercising any Option (or within the same month of December if such notice is received not later than the 17th of December).

SUMMARY DESCRIPTION OF CCHBC’s STOCK OPTION PLANS

1.             Pursuant to article 13, paragraph 9 of Codified Law 2190/1920, the Company’s Stock Option Plans have been approved by the Extraordinary General Meeting of shareholders dated 22.11.2001, and by the Annual General Meetings of shareholders dated 6.6.2003 and 17.6.2005, respectively. A summary of the Stock Option Plans approved by the General Meeting appears in the table below:

Plan no.	Date of General Meeting	Maximum number of options approved by the GM
1.	22.11.2001	465,000
2.	22.11.2001	40,000
3.	22.11.2001	870,000
4.	22.11.2001	2,945,000
5.	22.11.2001	180,000
6.	22.11.2001	2,500,000
7.	6.6.2003	738,400
8.	6.6.2003	2,011,600
9.	17.6.2005	4,950,000
Total:		14,700,000

2.             Stock options under the above approved plans have been granted by the Company’s Board of Directors to employees of the Company and to those of its affiliate companies, as shown in the following table:

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Plan no.	Date of General Meeting	Date of Board of Directors Meeting	Number of options granted by the BoD
1.	22.11.2001	13.12.2001	368,735
2.	22.11.2001	13.12.2001	30,260
3.	22.11.2001	13.12.2001	695,293
4.	22.11.2001	13.12.2001	2,644,900
5.	22.11.2001	13.12.2001	180,000
6.	22.11.2001	13.12.2001	1,979,900
7.	6.6.2003	23.6.2003	718,900
8.	6.6.2003	15.12.2003 3.12.2004	705,000 734,850
9.	17.6.2005	2.12.2005 21.03.2006 23.06.2006 13.12.2006	794,600 50,000 30,000 1,010,800
Total:			9,943,238

3.             The Exercise Price for each Stock Option Plan was approved by the respective General Meeting of shareholders. For certain Stock Option Plans, the General Meeting specified a specific exercise price, whereas for others the General Meeting resolved that the exercise price be equal to the average value of the Company’s share price at close of trading on the Athens Exchange over the last ten (10) working days prior to the relevant decision of the Board of Directors granting the options. Furthermore, the Extraordinary General Meeting of shareholders dated 31.10.2003 resolved to adjust the exercise price of the Stock Option Plans that were pending at that date, in order to reflect the reduction in the Company’s share capital. As a result, the exercise price of each of the Stock Option Plans today has as follows (for the sake of completeness, the original exercise price is set out in brackets):

Plan no.	Date of General Meeting	Date of Board of Directors Meeting	Current Exercise Price (EUR)		Original Exercise Price (EUR)
1.	22.11.2001	13.12.2001	23.32		(25.06)
2.	22.11.2001	13.12.2001	20.97		(22.71)
3.	22.11.2001	13.12.2001	17.06		(18.80)
4.	22.11.2001	13.12.2001	14.68		(16.22)
5.	22.11.2001	13.12.2001	12.08		(13.35)
6.	22.11.2001	13.12.2001	14.53		(16.05)
7.	6.6.2003	23.6.2003	12.95		(14.31)
8.	6.6.2003	15.12.2003 3.12.2004	16.76 18.63	* *	—
9.	17.6.2005	2.12.2005 21.03.2006 23.06.2006 13.12.2006	23.30 24.85 23.02 28.06	* * * *	—

(*) denotes that such exercise price was calculated as the average value of the Company’s share price at close of trading on the Athens Exchange over the

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last ten (10) working days prior to the relevant decision of the Board of Directors granting the options.

4.             Stock Options cannot be exercised until they have vested. Vesting occurs over a period of time approved by the General Meeting. The current vesting periods of the Company’s stock option plans are shown below:

Plan no.	Numberof options granted	Date on which 1/3 of the options have vested	Date on which 2/3 of the options have vested	Date on which 3/3 of the options have vested	Expiry Date
1.	368,735	13.12.2001	13.12.2001	13.12.2001	11.7.2008
2.	30,260	13.12.2001	13.12.2001	13.12.2001	29.9.2008
3.	695,293	13.12.2001	13.12.2001	9.12.2002	8.12.2009
4.	2,644,900	13.12.2001	13.12.2002	13.12.2003	12.12.2010
5.	180,000	28.6.2002	28.6.2003	28.6.2004	27.6.2011
6.	1,979,900	13.12.2002	13.12.2003	13.12.2004	12.12.2011
7.	718,900	11.12.2003	11.12.2004	11.12.2005	10.12.2012
8.	705,000 734,850	15.12.2004 3.12.2005	15.12.200 5 3.12.2006	15.12.2006 3.12.2007	14.12.2013 2.12.2014
9.	794,600 50,000 30,000 1,010,800	2.12.2006 21.03.2006 23.06.2006 13.12.2007	2.12.2007 21.03.2007 23.06.2007 13.12.2008	2.12.2008 21.03.2008 23.06.2008 13.12.2009	1.12.2015 20.03.2016 22.06.2016 12.12.2016

5.             A Stock Option shall become, if it is not already, exercisable and shall remain exercisable to the extent and until the expiry of the relevant period specified:

(i)            death of the participant or the participant ceasing to hold employment by reason of injury or disability: in full not later than the month of December next following the first anniversary of the participant’s death or cessation of employment.
(ii)           the participant ceasing to hold employment by reason of retirement at age 55 with ten years’ service with a Coca-Cola System Company or is employed by another Coca-Cola System Company: in full until its Expiry Date.
(iii)          the participant ceasing to hold employment for any reason other than those set out under (i) to (ii) above: not later than the month of December next following such cessation.

6. An Option shall lapse and cease to be exercisable upon the earliest to happen of the following:

(i) the lapse of its Expiry Date;
(ii) the date upon which the participant ceases to hold employment by reason of dishonesty, fraud or misconduct;
(iii) the date upon which the participant is adjudicated bankrupt;
(iv) any purported assignment of the Option;
(v) the first to expire of any of the periods mentioned under 5 above; and
(vi) the Company entering into liquidation.

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7.             The number of Stock Options that have been approved by the General Meeting of shareholders and are outstanding at any given time, may not exceed ten per cent (10%) of the Company’s shares at any given time. The Company’s share capital amounts to EUR 120.346.001 and is divided into 240.692.002 bearer shares with a nominal value of EUR 0.50 each. The number of Stock Options currently outstanding is shown in the table below. The table also shows the number of eligible participants in each Plan.

Plan no.	Maximum number of options approved by GM	Number of options granted	Number of Options exercised	Number of Options forfeited (as of 30.9.2006)	Maximum number of Options approved by the GM and outstanding	Number of Options granted and outstanding	Number of currently eligible participants for exercise
1.	465,000	368,735	7,915	74,529	382,556	286,291	175
2.	40,000	30,260	7,894	9,263	22,843	13,103	4
3.	870,000	695,293	230,041	134,937	505,022	330,315	129
4.	2,945,000	2,644,900	1,584,214	224,209	1,136,577	836,477	89
5.	180,000	180,000	126,666	33,334	20,000	20,000	1
6.	2,500,000	1,979,900	1,273,453	303,637	922,910	402,810	65
7.	738,400	718,900	465,831	184,169	88,400	68,900	7
8.	2,011,600	705,000 734,850	244,928 82,464	59,168 55,667	1,569,373	400,904 596,719	28 32
9.	4,950,000	794,600 50,000 30,000 1,010,800	0 0 0 0	20,100 0 0 0	4,929,900	774,500 50,000 30,000 1,010,800	34 1 1 48
Total:	14,700,000	9,943,238	4,023,406	1,099,013	9,577,581	4,820,819

The person responsible for compiling this document and for the accuracy of the information presented herein is Mr Jozsef Juhasz, Remuneration & HR Services Director tel.: 2106183340.
Interested parties may obtain a copy of this document from the Company’s registered seat (9 Frangoklissias Street, Maroussi) and in electronic form from the Company’s website (www.coca-colahbc.com). Further information may be obtained from Mr. Vassilis Fragoulis, Compensation & Benefits Manager, tel.: 210 6183312.

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INFORMATION PURSUANT TO ARTICLE 4 PAR. 2 F OF LAW 3401/2005 REGARDING THE ADMISSION FOR LISTING OF SHARES OF THE COMPANY IN THE CONTEXT OF STOCK OPTION PLANS FOR THE COMPANY’S EMPLOYEES AND FOR THE EMPLOYEES OF ITS AFFILIATE COMPANIES

Athens, Greece — 3 January 2007 - Further to the information provided to the public pursuant to article 4, par. 1e of Law 3401/2005, the company «Coca-Cola Hellenic Bottling Company S.A.» (hereinafter the «Company»), in the context of the annual implementation of the Stock Option Plans, as approved by the General Assemblies of the Company for the granting of stock option (hereinafter «Stock Options») to specific employees and specific employees of its affiliate companies, informs the public in relation to the final facts of the implementation of the said Plans, the exercise prices and the number of the shares that were granted, the listing of which on the Athens Exchange will be applied for, as follows:

1.             From the aggregate number of 303 employees of the Company (272 out of them are employees of affiliate companies abroad), which they have been invited to exercise, 126 employees of the Company (110 out of them are employees of affiliate companies abroad) actually declared in writing to the Company’s Board of Directors their intention to exercise.

2.             The invitation concerned in aggregate 3,000,079 new ordinary shares of the Company, of nominal value of EUR 0.50 each out of which 1,375,914 shares were actually granted.

3.             The exercise price of the new shares is as follows:

Number of plan	Date of the approving G.A.	Date of Board of Directors Meeting	Exercise price in EUR		Options exercised / Shares granted	Amount in EUR
1.	22.11.2001	13.12.2001	23.32		52,127	1,215,601.64
2.	22.11.2001	13.12.2001	20.97		12,472	261,537.84
3.	22.11.2001	13.12.2001	17.06		148,826	2,538,971.56
4.	22.11.2001	13.12.2001	14.68		364,259	5,347,322.12
5.	22.11.2001	13.12.2001	12.08		20,000	241,600.00
6.	22.11.2001	13.12.2001	14.53		182,000	2,644,460.00
7.	06.06.2003	23.6.2003	12.95		40,400	523,180.00
8.	06.06.2003	15.12.2003	16.76	*	301,570	5,054,313.20
		3.12.2004	18.63	*	239,095	4,454,339.85
9.	17.06.2005	2.12.2005	23.30	*	15,165	353,344.50
		21.03.2006	24.85	*	0	0.00
		23.06.2006	23.02	*	0	0.00
		13.12.2006	28.06	*	0	0.00
Total:					1,375,914	22,634,670.71

(*) denotes that such exercise price was calculated as the average value of the Company’s share price at close of trading on the Athens Stock Exchange over the last ten (10) working days prior to the relevant decision of the Board of Directors granting the options.

4.             The payment of the share capital increase of the Company was completed on 19.12.2006 and it was verified through a decision of the Board of Directors of the Company on 20.12.2006. The Ministry of Development on 27/12/2006, through its Decision number K2-18168, proceeded to the registration with the Companies Registry

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of information regarding the share capital increase of the Company and the verification of the payment of the said share capital increase.

5.             The share capital of the Company increased by EUR 687,957 while the share premium increased by EUR 21,946,713.71. Following the said share capital increase, the share capital of the Company amounts to EUR 121,033,958 divided to 242,067,916 ordinary shares of nominal value of EUR 0.50 each.

6.             The Company is bound to proceed to all legitimate actions pursuant to the relevant legislation in order for the new shares to be listed on the Athens Stock Exchange.

The person responsible for compiling this document and for the accuracy of the information presented herein is Mr. Jozsef Juhasz, Remuneration and HR Services Director, tel.: 210 61 83 340. Interested parties may obtain a copy of this document from the Company’s registered seat (9 Frangoklissias Street, Maroussi) and in electronic form from the Company’s website (www.coca-colahbc.com).  Further information may be obtained from Mr Vassilis Fragoulis, Compensation and Benefits Manager, tel.: 210 61.83.312.

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Coca-Cola Hellenic Bottling Company S.A.
announces the commencement of trading of new shares resulting from the exercise of stock options

Athens, Greece — 19 January 2007 - Coca-Cola Hellenic Bottling Company S.A.  (Coca-Cola HBC, CCHBC, the Company) today announces that as of Wednesday 24 January 2007, a total of 1,375,914 of its new ordinary shares will commence trading on the Athens Exchange. The new shares correspond to an increase in CCHBC’s share capital of €687,957 and have been issued as a result of the exercise of stock options by employees of CCHBC and of its affiliated companies.

CCHBC’s share capital now amounts to €121,033,958 divided into 242,067,916 shares with a nominal value of €0.50 each.

A total of 126 employees subscribed for the new 1,375,914 shares as follows:

Number of plan	Date of the approving General Meetings	Date of Board of Directors Meeting	Exercise Price in EUR		Employees that exercised stock options	Options Exercised / Shares that will be granted	Amount in EUR
1.	22.11.2001	13.12.2001	23.32		39	52,127	1,215,601.64
2.	22.11.2001	13.12.2001	20.97		3	12,472	261,537.84
3.	22.11.2001	13.12.2001	17.06		56	148,826	2,538,971.56
4.	22.11.2001	13.12.2001	14.68		37	364,259	5,347,322.12
5.	22.11.2001	13.12.2001	12.08		1	20,000	241,600.00
6.	22.11.2001	13.12.2001	14.53		27	182,000	2,644,460.00
7.	6.06.2003	23.6.2003	12.95		4	40,400	523,180.00
8.	6.06.2003	15.12.2003	16.76	*	20	301,570	5,054,313.20
		3.12.2004	18.63	*	19	239,095	4,454,339.85
9.	17.06.2005	2.12.2005	23.30	*	4	15,165	353,344.50
		21.03.2006	24.85	*		0	0.00
		23.06.2006	23.02	*		0	0.00
		13.12.2006	28.06	*		0	0.00
Total:						1,375,914	22,634,670.71

(*) denotes that such exercise price was calculated as the average value of the Company’s share price at the close of trading on the Athens Exchange over the last ten (10) working days prior to the relevant decision of the Board of Directors granting the options.

The Board of Directors certified the share capital increase, which does not constitute an amendment of the company’s Articles of Association, on 20 December 2006, in accordance with the resolutions of the General Meetings listed above. The Ministry of Development approved and registered the share capital increase with the Registry of Societes Anonymes pursuant to decision Κ2-18168 dated 27 December 2006.

The Board of Directors of the Athens Exchange approved the commencement of trading of the 1,375,914 new ordinary shares on Thursday 18 January 2007.

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The Board of Directors of the Company has resolved that trading of the above new shares on the Athens Exchange will commence on Wednesday 24 January 2007. The new shares will have been credited to the securities accounts (SAT accounts) of the relevant shareholders no later than such date. The opening price of the Company’s shares on the above date will be determined in accordance with the Regulations of the Athens Exchange.

Information pursuant to article 4 of Law 3401/2005 has been made available from 14 December 2006 at the offices of the Company at 9 Fragoklissias Street, Maroussi, and in electronic form on the website of the Company www.coca-colahbc.com

Coca-Cola HBC is one of the world’s largest bottlers of products of The Coca-Cola Company and has operations in 28 countries serving a population of more than 540 million people. CCHBC shares are listed on the Athens Exchange (ATHEX: EEEK), with secondary listings on the London (LSE: CCB) and Australian (ASX: CHB) Stock Exchanges. CCHBC’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH).

The Board of Directors

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Results for the year ended 31 December 2006 (IFRS)

Sixth consecutive year of strong growth

HIGHLIGHTS FOR THE FULL YEAR

•                  Volume, excluding acquisitions, of 1,746 million unit cases, 11% above 2005 (including acquisitions: 1,788 million unit cases, 13% above 2005),

•                  Solid progress in underlying operating profit (EBIT) to €569 million, 13% above prior year and 15% including acquisitions (reported: €507 million),

•                  Underlying net profit of €378 million, 18% above prior year (reported: €334 million),

•                  Underlying EPS of €1.57, 17% above prior year (reported: €1.39). Including acquisitions  €1.58 or 18% above prior year.

FOURTH QUARTER HIGHLIGHTS

•                  Volume, excluding acquisitions, of 415 million unit cases, 13% above 2005 (including acquisitions: 431 million unit cases, 17% above 2005),

•                  Strong underlying operating profit (EBIT) momentum to €63 million, 28% above prior year and 29% including acquisitions (reported: €38 million),

•                  Underlying net profit of €15 million, 20% above prior year (reported: net loss €7 million),

•                  Underlying EPS of €0.06, 20% above prior year (reported: -€0.03). Including acquisitions €0.05 the same as prior year.

Note: Underlying financial indicators (Operating profit, EPS, etc.) exclude the recognition of pre-acquisition tax losses, restructuring costs, exceptional items and, unless otherwise stated, the results of the entities acquired in 2006 as per note 16.

Doros Constantinou, Managing Director of Coca-Cola HBC, commented:

“I am pleased to report continued strong performance in 2006, representing the sixth consecutive year of double-digit underlying earnings per share growth since Coca-Cola HBC was formed.  Our operating profit grew ahead of volume, building on our continued investments in sales force capabilities, once again demonstrating our ability to drive profitable growth in challenging conditions. In line with our strategy of expanding our non-carbonated product portfolio, which now represents 33% of total group volume, we completed, jointly with The Coca-Cola Company, the acquisitions of Fonti Del Vulture, a high quality water business in Italy, and Fresh & Co, the leading juice producer in Serbia.  We also expanded our territorial reach to include Cyprus, whilst entering the dairy segment in this market through the acquisition of Lanitis Bros.

We believe our proven ability to execute on our strategy, our balanced geographic presence and the commitment and passion of our people will allow us to deliver another year of solid performance in 2007, in spite of continued input cost pressures.”

14 February 2007

Coca-Cola Hellenic Bottling Company S.A. (‘CCHBC’ or the ‘Group’) is one of the world’s largest bottlers of products of The Coca-Cola Company (‘TCCC’) and has operations in 28 countries serving a population of over 540 million people. CCHBC shares are listed on the Athens Exchange (ATHEX:EEEK), with secondary listings on the London (LSE:CCB) and Australian (ASX:CHB) Stock Exchanges. CCHBC’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE:CCH).

Financial information in this announcement is presented on the basis of International Financial Reporting Standards (‘IFRS’). CCHBC also prepares financial information under accounting principles generally accepted in the United States (‘US GAAP’), which are available on our website: www.coca-colahbc.com.

Conference Call

CCHBC will host a conference call with financial analysts to discuss the full year and fourth quarter of 2006 financial results on 14 February 2007 at 4:00 pm, Athens time (2:00 pm, London time and 9:00 am, New York time). Interested parties can access the live, audio webcast of the call through CCHBC’s website (www.coca-colahbc.com).

INQUIRIES:

Company contacts: Coca-Cola HBC Melina Androutsopoulou Investor Relations Director	Tel: +30 210 618 3229 email: melina.androutsopoulou@cchbc.com

George Toulantas Investor Relations Manager	Tel: +30 210 618 3255 email: george.toulantas@cchbc.com

Anna Konoplianikova Investor Relations Analyst	Tel: +30 210 618 3124 email: anna.konoplianikova@cchbc.com

European press contact: Financial Dynamics London Greg Quine	Tel: +44 20 7269 7206 email: greg.quine@fd.com

US press contact: FD US Jim Olecki	Tel: +1 212 850 5600 email: jolecki@fd-us.com

Overview

Coca-Cola Hellenic Bottling Company S.A. (‘CCHBC’ or ‘the Group’) delivered underlying EPS growth (including acquisitions) of 18% in 2006, driven primarily by double-digit organic volume growth and solid revenue growth initiatives.  The strong top line performance across all reporting segments was supported by effective marketplace execution, increased penetration of cold drink equipment, balanced price realisation and favourable mix, allowing us to largely offset another year of significant raw material cost pressures.

Volume, excluding our acquisitions in Serbia, Cyprus, and Italy (refer to note 16 for more information), grew by approximately 11% for the year and by 13% for the fourth quarter of 2006. Strong volume growth was achieved across all product categories and reporting segments for both periods under review. Our volume in the fourth quarter was aided by favourable weather across most of our markets in Europe, resulting in 17% volume growth over the prior year, including acquisitions. The strength of our fourth quarter performance contributed to full year volume growth of 13% (including acquisitions), ahead of our earlier guidance of 11%.

Excluding acquisitions, CSD volume grew by 6% over the full year, mainly driven by growth of our core CSD brands.  Trademark Coca-Cola grew by 7% supported by the successful launch of “The Coke Side of Life” campaign and strong market activation around the 2006 FIFA World Cup event.  Further, in response to ongoing health and wellness trends, we continued to support the light CSD category with a higher level of marketing spend and promotional activities, resulting in growth of 10% over the prior year.

The non-CSD category continued to deliver high double-digit growth, driven by water, juice, tea and sports and energy drinks. In line with our strategy to grow our presence in the non-CSD category, we completed acquisitions in Italy and Serbia.  We also acquired Lanitis Bros Public Limited, the Coca-Cola franchisee in Cyprus which has a strong portfolio of non-CSD brands.  Growth of non-carbonated beverages was further supported by our focus on new product and packaging innovation.  Nestea Green Tea was introduced across a number of our Central and Eastern European countries with very significant success.  During the year, we introduced products such as Nestea Winter Orange in Russia and Amita Apple and Cinnamon in Greece that can be consumed either hot or cold to meet seasonal preferences. In addition, we continued to expand into the wellness and functional categories by launching a range of fortified juices enhanced with natural extracts and vitamins under both the Nico and Dobry trademarks in Russia. As a result of targeted acquisitions and ongoing innovation initiatives, non-carbonated beverages now account for 33% of our total volume compared to only 10% in 2001.

In 2006, we continued to invest in profitable volume growth by increasing our cooler presence in the market. Our cooler placements continue to support the Group’s strategy of building brand equity and driving availability of our more profitable packages through the immediate consumption channel. During the year we realised further cost savings across our supply chain, driven by rationalisation of plant infrastructure and ongoing product cost efficiencies. We also added new aseptic and PET line capacity to support the continued growth of our higher value non-CSD beverages. These investments further enhanced shareholder value creation by supporting revenue growth opportunities, whilst also reducing the volume produced through third party toll-fillers.

Reconciliation of Reported to Underlying Financial Indicators

Full Year	Volume (million unit cases)	EBITDA (€ million)	EBIT (€ million)	Net Profit (€ million)	Earnings per Share (€)
Reported financial indicators	1,788.0	874.9	507.1	333.7	1.39
Recognition of pre-acquisition tax losses	—	—	7.8	—	—
Restructuring costs—cash (note 5)	—	36.0	36.0	26.5	0.10
Restructuring costs—non-cash items (note 5)	—	—	15.8	11.9	0.05
Bottles impairment—non cash (note 6)	—	—	15.1	11.7	0.05
Gain from the sale of the production site in Dublin (note 6)	—	(14.8)	(14.8)	(13.2)	(0.05)
Provision for the Greek Competition Authority fine (note 6)	—	9.3	9.3	9.3	0.04
	1,788.0	905.4	576.3	379.9	1.58
Acquisitions in 2006 (note 16)	(42.0)	(10.7)	(7.6)	(2.1)	(0.01)
Underlying financial indicators	1,746.0	894.7	568.7	377.8	1.57

Operational Review by Reporting Segments

	Underlying volume (1) (million unit cases)			Reported volume (million unit cases)
Full Year	2006	2005	% Change	2006	2005	% Change
Established Markets	575.2	563.5	+2%	614.5	563.5	+9%
Developing Markets	344.8	305.9	+13%	344.8	305.9	+13%
Emerging Markets	826.0	708.7	+17%	828.7	708.7	+17%
CCHBC	1,746.0	1,578.1	+11%	1,788.0	1,578.1	+13%

(1)             Excludes 42.0 million unit cases from new acquisitions in 2006

	Underlying EBIT (€ million)			Reported EBIT (€ million)
Full Year	2006	2005	% Change	2006	2005	% Change
Established Markets	269.5	271.5	-1%	234.2	235.9	-1%
Developing Markets	81.9	47.4	+73%	73.3	43.4	+69%
Emerging Markets	217.3	182.3	+19%	199.6	181.6	+10%
CCHBC	568.7	501.2	+13%
New acquisitions	7.6	—	n/a
CCHBC incl. acquisitions	576.3	501.2	+15%	507.1	460.9	+10%

	Underlying volume (2) (million unit cases)			Reported volume (million unit cases)
4th Quarter	2006	2005	% Change	2006	2005	% Change
Established Markets	128.8	121.4	+6%	143.6	121.4	+18%
Developing Markets	80.7	72.0	+12%	80.7	72.0	+12%
Emerging Markets	205.7	173.7	+18%	206.6	173.7	+19%
CCHBC	415.2	367.1	+13%	430.9	367.1	+17%

(2)             Excludes 15.7 million unit cases from new acquisitions in 2006

	Underlying EBIT (€ million)			Reported EBIT (€ million)
4th Quarter	2006	2005	% Change	2006	2005	% Change
Established Markets	28.2	21.9	+29%	12.2	16.0	-24%
Developing Markets	11.9	(0.3)	n/a	8.7	(2.3)	n/a
Emerging Markets	22.6	27.3	-17%	17.2	26.6	-35%
CCHBC	62.7	48.9	+28%
New acquisitions	0.5	—	n/a
CCHBC incl. acquisitions	63.2	48.9	+29%	38.1	40.3	-5%

Established markets

Volume

Unit case volume, excluding the acquisition of Lanitis Bros Public Limited (‘Lanitis Bros’), and Fonti Del Vulture was 575 million in the full year of 2006, 2% ahead of prior year (including acquisitions - 615 million unit cases, 9% above prior year) and 129 million for the quarter, 6% above prior year (including acquisitions - 144 million unit cases, 18% above prior year). Our performance in this segment over the full year was in line with our long term growth target of low single-digit volume growth.  In Italy, we achieved mid-single digit growth, excluding the volume relating to our water acquisition. This strong underlying performance reflects the successful rollout of our route-to-market initiative across the country, leading to expanded outlet coverage and increased penetration of our full product range. In Greece, double-digit volume growth in the fourth quarter was driven by strong end-outlet execution, new product innovation on our Amita juice brand and the benefit of favourable weather. Our operations in Ireland delivered solid volume growth over the year across the CSD, water, juice and tea categories. Growth in the CSD category was led by mid-single digit growth of the Coke trademark. In Austria and Switzerland, we continued to invest in building our commercial capabilities and our route-to-market initiatives as we create a solid platform for future sustainable volume and profit growth in the mid-term.

Operating profit (EBIT)

Established markets contributed €270 million to the Group’s underlying EBIT for the full year of 2006, slightly below prior year, and €28 million for the quarter, 29% above prior year. During the quarter, we achieved strong underlying profit growth resulting from solid volume growth and favourable mix. For the full year, Italy achieved strong profit growth as investments in the route-to-market initiative began to deliver benefits. Volume decline and investments in building commercial capabilities in Austria led to a profit decline versus the prior year. Despite strong volume progress, profitability in Ireland was held back by pricing and unfavourable mix following a shift away from our profitable licensed business. Going forward, Ireland is expected to achieve operating efficiencies and increase its competitiveness as a result of our plant restructuring initiative with benefits coming through as of the second half of 2007. Profitability in Greece was in line with last year as raw material cost pressures and higher levels of marketing and sales investments were offset by realised pricing in the marketplace.

Developing markets

Volume

Unit case volume was 345 million for the full year of 2006, 13% above prior year, and 81 million for the quarter, 12% above prior year. In 2006, most of our countries within the developing segment reported double-digit volume growth led by strong contribution from Poland, Hungary and Czech Republic, our largest markets in this segment. Our strong performance in Hungary was achieved despite the introduction of new broad-based tax measures which negatively impacted consumer spending in the fourth quarter. Our ongoing focus on marketplace execution, expanded cooler placement and brand building activities all contributed to market share gains over the year across most product categories and countries.  During the year, we achieved mid-single digit volume growth in the CSD category driven by core brands, with growth of value brands moderating versus prior year. Double-digit growth in the non-carbonated beverages category was supported by increased outlet penetration and the introduction of new products and packaging innovation. During the year, we launched Nestea Green Tea across most countries and introduced our Burn energy drink in Poland in a new aluminium package which has strong consumer appeal. The water category also grew strongly with Bonaqua, Naturaqua and Kropla Beskidu all benefiting from strong marketing support, leading to growth across both the immediate and future consumption channels.

Operating profit (EBIT)

Developing markets contributed an underlying EBIT of €82 million for the full year of 2006, an increase of 73% compared to the same period of 2005, and €12 million for the quarter, improving significantly compared to a breakeven EBIT in the fourth quarter of 2005. Profit growth during both periods under review was driven by strong volume growth, pricing initiatives and product mix benefits resulting from strong growth of our high value core brands. Our key markets of Poland, Hungary and Czech Republic were the most significant contributors to profit growth over the year.

Emerging markets

Volume

Unit case volume, excluding the acquisition of Fresh & Co d.o.o. (‘Fresh & Co’) in Serbia, was 826 million for the full year of 2006, 17% above prior year (including acquisitions - 829 million unit cases, 17% above prior year) and 206 million for the quarter, 18% above prior year (including acquisitions - 207 million unit cases, 19% above prior year). With the exception of Nigeria, volume in all countries grew in the mid to high teens over the full year. In 2006, the CSD category grew in the high single digits, with all non-CSD categories achieving strong double-digit growth. During the year, we made significant progress in expanding the presence of our non-carbonated brands in this segment, accounting for 37% of our total volume at year end. In Russia, we achieved low double-digit growth in the CSD category and high double-digit growth across all non-CSD categories over the full year. Multon is achieving strong double-digit organic growth as we continue to expand our coverage of Multon branded coolers and capture category growth opportunities through new product innovation. In Romania, Bulgaria and Ukraine, our continued focus on quality market execution resulted in double-digit growth across all product categories. Nigeria achieved low double-digit growth in the fourth quarter, representing strong sequential improvement over prior quarters as we now fully cycle the price increases taken in September 2005. The slight volume decline in Nigeria for the full year was driven by softness in the CSD category, which more than offset strong double-digit growth in the non carbonated beverages category. Our 2007 plan in Nigeria is focused around restoring growth in the CSD category through innovation and higher levels of brand marketing support.

Operating profit (EBIT)

Emerging markets contributed €217 million to the Group’s underlying EBIT for the full year of 2006, representing an increase of 19% over the prior year and €23 million for the quarter, 17% below the prior year. Solid double-digit volume growth across almost all markets and revenue per case expansion resulting from favourable pricing and mix were the main drivers of the significant profit improvement over the full year. However, these revenue growth initiatives did not overcome higher raw material cost pressures, resulting in a decline in gross margins over the full year. While the EBIT during the fourth quarter of 2006 decreased by €4.7 million versus prior year, as a result of some one-off charges, note that this quarter is historically low profit, this year accounting for only 10% of the full year EBIT.

Group Financial Review

	Full year ended 31 December 2006
	2006 € million	2005 € million	% Change
Volume in unit cases (in millions)	1,788.0	1,578.1	+13%
Underlying volume in unit cases (in millions)*	1,746.0	1,578.1	+11%
Net sales revenue	5,616.3	4,780.3	+17%
Cost of goods sold	(3,363.2)	(2,818.8)	+19%
Gross profit	2,253.1	1,961.5	+15%
Total operating expenses	(1,746.0)	(1,500.6)	+16%
Underlying total operating expenses*	(1,653.6)	(1,460.3)	+13%
Operating profit (EBIT)	507.1	460.9	+10%
Underlying operating profit (EBIT)*	568.7	501.2	+13%
EBITDA	874.9	807.8	+8%
Underlying EBITDA*	894.7	812.8	+10%
Net profit attributable to shareholders	333.7	308.1	+8%
Underlying net profit attributable to shareholders*	377.8	319.8	+18%
Underlying basic and diluted EPS (in euro)*	1.57	1.34	+17%

	Fourth quarter ended 31 December2006
	2006 € million	2005 € million	% Change
Volume in unit cases (in millions)	430.9	367.1	+17%
Underlying volume in unit cases (in millions)*	415.2	367.1	+13%
Net sales revenue	1,323.7	1,105.4	+20%
Cost of goods sold	(822.8)	(676.1)	+22%
Gross profit	500.9	429.3	+17%
Total operating expenses	(462.8)	(389.0)	+19%
Underlying total operating expenses*	(431.2)	(380.4)	+13%
Operating profit (EBIT)	38.1	40.3	-5%
Underlying operating profit (EBIT)*	62.7	48.9	+28%
EBITDA	134.1	128.8	+4%
Underlying EBITDA*	145.5	130.2	+12%
Net (loss) / profit attributable to shareholders	(6.6)	7.6	n/a
Underlying net profit attributable to shareholders*	14.5	12.1	+20%
Underlying basic and diluted EPS (in euro)*	0.06	0.05	+20%

* Underlying financial indicators (Operating profit, EPS, etc.) exclude the recognition of pre-acquisition tax losses, restructuring costs, exceptional items and, unless otherwise stated, the results of the entities acquired in 2006 as per note 16.

Net sales revenue

Underlying net sales revenue increased by approximately 15% in the full year of 2006 and by 17% in the fourth quarter versus the same periods in 2005. On a currency neutral basis, underlying net sales revenue per unit case for the Group increased by approximately 4% in 2006 versus 2005. All segments achieved significant net sales revenue per unit case progress, with the established markets growing by approximately 3%, the developing markets by 4%, and the emerging markets by 8%. This positive result has been achieved through strong revenue growth initiatives including pricing as well as favourable mix.

Cost of goods sold

Underlying cost of goods sold increased by 17% over the full year and by 18% over the fourth quarter versus prior year. On a currency neutral basis, underlying cost of goods sold per unit case increased by approximately 5% in 2006 versus prior year, driven by higher raw material costs, primarily sugar and aluminum.

Gross profit

The underlying gross profit margin over the year declined from 41.0% last year to 40.3%. For the fourth quarter, underlying gross profit margins decreased from 38.8% last year to 38.2% this year. The decline in our gross profit margins was a result of the increased input costs that were not fully offset by our revenue growth initiatives and supply chain efficiencies, as we continue to manage our business appropriately for the long term.

Operating expenses

Total underlying operating expenses increased by 13% (or 3% on a per unit case basis) for the full year of 2006 and also by 13% (or 4% on a per unit case basis) for the fourth quarter compared to the corresponding periods in 2005. This reflects our continued investment in the strengthening of our sales force capabilities, the costs associated with our route-to-market initiatives primarily in established markets, as well as the increased distribution costs caused by higher fuel prices. We strongly believe that our continuing investments will pave the way for sustainable future profit growth. Importantly, our administrative expenses per unit case have further declined as we continue to streamline the support functions.

Operating profit (EBIT)

Underlying operating profit (EBIT) increased by 13% for the full year from €501 million last year to €569 million and by 28% for the quarter from €49 million last year to €63 million. These results, which were ahead of our plans, have been achieved by solid organic volume growth coupled with significant growth in revenue per unit case, which allowed us partly to offset continuing cost pressures. This EBIT growth has been achieved whilst maintaining our commitment to long term investments in the marketplace.

Tax

CCHBC’s underlying effective tax rate for the year was approximately 23% (reported effective 22%) versus 26% for the same period last year. These rates are calculated excluding the adjustments to intangible assets and before any tax credit is recognised for the utilisation of previously unrecognised accumulated tax assets. This significant reduction in rate from the comparable period is substantially attributable to the successful implementation of prudent tax planning initiatives.

Net profit

Underlying net profit for the full year of 2006 increased by 18% from €320 million last year to €378 million and by 20% for the quarter from €12 million last year to €15 million.

EPS

Underlying net earnings per share for the full year of 2006 increased by 17% from €1.34 last year to €1.57 while for the quarter increased by 20% from €0.05 last year to €0.06.

Cash flow

Cash flow generated from operating activities amounted to €773 million for the full year, up from €619 million last year, resulting from solid EBITDA growth and flat working capital despite strong growth in our business, as well as from acquisitions. After deducting net capital expenditure, cash flow was €271 million during the full year of 2006, compared to €209 million in the full year of 2005.

Capital expenditure

CCHBC’s capital expenditure, net of receipts from disposal of assets and including principal repayments of finance lease obligations, amounted to €502 million for the full year of 2006, compared with €410 million last year.

Restructuring costs

Restructuring costs during 2006 amounted to €51.8 million before tax including the accelerated depreciation in Ireland (see further analysis under note 5). The benefits of these initiatives have already been incorporated into our 2007 guidance and our long term growth model. The restructuring charges and their benefits primarily relate to initiatives in Greece, Nigeria and Ireland.

Specifically, on 24 February 2006, the production in the Athens plant in Greece ceased, and on 10 March 2006, the warehouses of Messologi, Corfu and Rhodes closed. These initiatives are expected to support the growth of the business as well as yield significant operating efficiency benefits in future years.

Additionally in Greece during the month of December, further organisational streamlining was undertaken across the administrative support and logistic functions.

In June 2006, we reorganized our operational activities in Nigeria with production at the Onitsha and Makurdi plants being transferred to other production sites within Nigeria. In addition, our Nigerian operation invested in a new production facility in Abuja, which became operational in December 2006, to further consolidate its leadership position and enhance its long-term competitiveness and growth.

Our Irish project, which involves rationalising production sites, relocating manufacturing lines, and streamlining our warehouses, is progressing well. Our single all-island facility located in Northern Ireland is under construction and is expected to become operational during the second half of 2007.

Impairment of Bottles

As we reviewed our three-year plan during the second half of 2006, management decided to accelerate the implementation of our refillable bottle strategy in the fourth quarter. This strategy, which is a critical part of our revenue growth initiatives, seeks to optimise refillable bottle design from a consumer appeal and cost efficiency (ultra light bottle) perspective. The implementation of this strategy led to the booking of a one-time non-cash charge on certain refillable PET and glass bottles and crates in Austria, Bulgaria, Nigeria, Poland, Greece and some other markets for a total of €15.1 million.

2007 Full Year Outlook

We believe the continued execution of our successful strategy provides a solid platform for future growth.  In 2007, we expect to realise continued top-line momentum as we benefit from strong organic volume growth, ongoing pricing and mix initiatives and the introduction of new product and packaging innovation.  While we continue to invest in our route-to-market initiatives in some markets, we expect the results of these sales investments to yield positive benefits to our profitability over the mid-term.  As previously communicated, we expect some continuing raw material cost pressures in 2007. Despite this, we believe the strength of our proven business model, planned strategic initiatives and continued strong marketplace execution offer opportunities for sustainable growth in the long term. As a result, our 2007 financial targets, excluding the recognition of pre-acquisition tax losses, are as follows.

•                  Volume growth of 7-8%.

•                  EBIT growth of 11-13%

•                  EPS of €1.77-€1.80, an increase of 12-14%

•                  ROIC improvement of 75 basis points.

As we continue to invest in growing our business, we expect our net capital expenditure to be approximately €500 million for the year, which includes our single all-Ireland facility, expected to be approximately €25 million.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This document contains forward-looking statements that involve risks and uncertainties. These statements may generally, but not always, be identified by the use of words such as ‘believe’, ‘outlook’, ‘guidance’, ‘intend’, ‘expect’, ‘anticipate’, ‘plan’, ‘target’ and similar expressions to identify forward-looking statements.  All statements other than statements of historical facts, including, among others, statements regarding our future financial position and results, our outlook for 2007 and future years, business strategy and the effects of our recent acquisitions, and restructuring initiatives on our business and financial condition, our future dealings with The Coca-Cola Company, budgets, projected levels of consumption and production, projected raw material and other costs, estimates of capital expenditure and plans and objectives of management for future operations, are forward-looking statements. You should not place undue reliance on these forward-looking statements.  By their nature, forward-looking statements involve risk and uncertainty because they reflect our current expectations and assumptions as to future events and circumstances that may not prove accurate.  Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including the risks described in our annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (File No 1-31466).

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot assure you that our future results, level of activity, performance or achievements will meet these expectations.  Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements.  Unless we are required by law to update these statements, we will not necessarily update any of these statements after the date of the consolidated financial statements included here, either to conform them to actual results or to changes in our expectations.

Condensed consolidated income statement

		Year Ended	Year Ended
		31 December 2006	31 December 2005
	Note	€ million	€ million

Net sales revenue	3	5,616.3	4,780.3
Cost of goods sold		(3,363.2)	(2,818.8)

Gross profit		2,253.1	1,961.5

Operating expenses		(1,676.8)	(1,460.3)
Adjustments to intangible assets	4	(7.8)	(26.5)
Restructuring costs	5	(51.8)	(13.8)
Non-recurring items	6	(9.6)	—
Total operating expenses		(1,746.0)	(1,500.6)

Operating profit (EBIT)	3	507.1	460.9

Finance costs	7	(76.4)	(54.8)
Share of results of associates		0.4	0.9

Profit before taxation		431.1	407.0

Taxation	8	(89.9)	(86.6)

Profit for the year		341.2	320.4

Attributable to:
Minority interests		7.5	12.3
Shareholders of the Group		333.7	308.1
		341.2	320.4

Basic earnings per share (€)	9	1.39	1.29

Diluted earnings per share (€)	9	1.38	1.29

Volume (million unit cases)	3	1,788.0	1,578.1

EBITDA (€ million)	3	874.9	807.8

Condensed consolidated income statement

		Three months to	Three months to
		31 December 2006	31 December 2005
	Note	€ million	€ million

Net sales revenue	3	1,323.7	1,105.4
Cost of goods sold		(822.8)	(676.1)

Gross profit		500.9	429.3

Operating expenses		(437.7)	(380.4)
Adjustments to intangible assets	4	—	(3.2)
Restructuring costs		(14.6)	(5.4)
Non-recurring items		(10.5)	—
Total operating expenses		(462.8)	(389.0)

Operating profit (EBIT)	3	38.1	40.3

Finance costs	7	(21.5)	(16.6)
Share of results of associates		(0.4)	0.3

Profit before taxation		16.2	24.0

Taxation	8	(19.1)	(10.4)

(Loss) / Profit for the year		(2.9)	13.6
Attributable to:
Minority interests		3.7	6.0
Shareholders of the Group		(6.6)	7.6
		(2.9)	13.6

Basic & diluted (loss) / earnings per share (€)	9	(0.03)	0.03

Volume (million unit cases)	3	430.9	367.1

EBITDA (€ million)	3	134.1	128.8

Condensed consolidated balance sheet

		As at	As at
		31 December	31 December
		2006	2005
	Note	€ million	€ million
Assets

Intangible assets	10	1,865.7	1,846.8
Property, plant and equipment	10	2,497.7	2,287.4
Other non-current assets		70.8	87.5

Total non-current assets		4,434.2	4,221.7

Inventories		419.3	377.1
Trade and other receivables		922.5	803.7
Assets classified as held for sale	11	1.8	-
Cash and cash equivalents	12	305.5	182.4

Total current assets		1,649.1	1,363.2

Total assets		6,083.3	5,584.9

Liabilities

Short-term borrowings	12	306.9	575.8
Other current liabilities		1,118.1	990.2

Total current liabilities		1,425.0	1,566.0

Long-term borrowings	12	1,597.8	1,327.5
Other non-current liabilities		336.4	243.5

Total non-current liabilities		1,934.2	1,571.0

Shareholders’ equity		2,630.3	2,352.6
Minority interests		93.8	95.3

Total equity		2,724.1	2,447.9

Total equity and liabilities		6,083.3	5,584.9

		Year ended 31 December 2006	Year ended 31 December 2005
	Note	€ million	€ million
Operating activities:
Operating profit		507.1	460.9
Depreciation of property, plant and equipment	10	329.1	315.3
Amortisation of finite-lived intangible assets	10	2.4	0.6
Adjustments to intangible assets	4	7.8	26.5
Employee share options		4.0	3.6
Impairment of plant and equipment	10	24.5	0.9
		874.9	807.8
Gains on disposal of non-current assets		(11.1)	(10.9)
Increase in inventories		(32.7)	(12.1)
Increase in trade and other receivables		(66.9)	(88.2)
Increase in trade payables and other liabilities		111.2	27.9
Taxation paid		(102.3)	(105.3)
Cash flow generated from operating activities		773.1	619.2
Investing activities:
Payment for purchase of property, plant, equipment and intangible assets		(519.3)	(423.5)
Receipts from disposal of property, plant and equipment		37.8	29.7
Net receipts from / (payments for) investments		9.3	(0.2)
Proceeds from sale of trademark		—	9.0
Net payments for acquisition of subsidiaries		(78.1)	(195.0)
Net cash used in investing activities		(550.3)	(580.0)
Financing activities:
Proceeds from shares issued to employees exercising
stock options		22.5	36.6
Net increase in borrowings		44.6	210.0
Principal repayments of finance lease obligations		(20.4)	(16.8)
Net interest paid		(68.0)	(50.6)
Dividends paid to group shareholders and minority
interests		(78.1)	(76.5)
Net cash (used in)/ generated from financingactivities		(99.4)	102.7
Increase in cash and cash equivalents		123.4	141.9
Movement in cash and cash equivalents:
Cash and cash equivalents at 1 January		182.4	38.3
Increase in cash and cash equivalents		123.4	141.9
Effect of changes in exchange rates		(0.3)	2.2
Cash and cash equivalents		305.5	182.4

Consolidated statement of changes in equity

	Attributable to equity holders of the Group
	Share capital	Share premium	Exchange equalisation reserve	Other reserves	Retained earnings	Total	Minority interest	Total equity
	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million
Balance as at 31 December 2004	119.1	1,640.3	59.7	306.5	(145.3)	1,980.3	87.7	2,068.0
Net profit for 2005	—	—	—	—	308.1	308.1	12.3	320.4
Valuation gains on available-for-sale investments taken to equity	—	—	—	1.4	—	1.4	—	1.4
Cash flow hedges:
Losses taken to equity	—	—	—	(0.1)	—	(0.1)	—	(0.1)
Losses transferred to profit and loss for the year	—	—	—	3.7	—	3.7	—	3.7
Foreign currency translation	—	—	84.5	—	—	84.5	5.2	89.7
Tax on items taken directly to or transferred from equity	—	—	—	(0.1)	—	(0.1)	—	(0.1)
Comprehensive income	—	—	84.5	4.9	308.1	397.5	17.5	415.0
Shares issued to employees exercising stock options	1.2	35.4	—	—	—	36.6	—	36.6
Share based compensation:
Options	—	—	—	3.6	—	3.6	—	3.6
Movements in shares held for equity compensations plan	—	—	—	1.3	—	1.3	—	1.3
Acquisition of shares held by minority interests	—	—	—	—	—	—	(0.1)	(0.1)
Reinvestment of shares held by minority interests	—	—	—	—	—	—	0.1	0.1
Appropriation of reserves	—	—	—	(45.2)	45.2	—	—	—
Dividends	—	—	—	—	(66.7)	(66.7)	(9.9)	(76.6)
Balance as at 31 December 2005	120.3	1,675.7	144.2	271.1	141.3	2,352.6	95.3	2,447.9
Net profit for 2006	—	—	—	—	333.7	333.7	7.5	341.2
Valuation gains on available-for-sale investments taken to equity	—	—	—	2.1	—	2.1	—	2.1
Cash flow hedges:
Losses taken to equity	—	—	—	(0.3)	—	(0.3)	—	(0.3)
Losses transferred to profit and loss for the period	—	—	—	0.4	—	0.4	—	0.4
Foreign currency translation	—	—	(11.7)	—	—	(11.7)	(3.1)	(14.8)
Tax on items taken directly to or transferred from equity	—	—	—	(0.6)	—	(0.6)	—	(0.6)
Comprehensive income / (loss)	—	—	(11.7)	1.6	333.7	323.6	4.4	328.0
Shares issued to employees exercising stock options (note 13)	0.7	21.8	—	—	—	22.5	—	22.5
Share based compensation:
Options	—	—	—	4.0	—	4.0	—	4.0
Employee share purchase plan	—	—	—	(0.2)	—	(0.2)	—	(0.2)
Minority interest arising on acquisitions	—	—	—	—	—	—	(3.4)	(3.4)
Acquisition of shares held by minority interests	—	—	—	—	—	—	3.7	3.7
Appropriation of reserves	—	—	—	21.2	(21.2)	—	—	—
Dividends (note 14)	—	—	—	—	(72.2)	(72.2)	(6.2)	(78.4)
Balance as at 31 December 2006	121.0	1,697.5	132.5	297.7	381.6	2,630.3	93.8	2,724.1

1.         Accounting policies

The accounting policies used in the preparation of these financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2005.

Costs that are incurred unevenly during the financial year are anticipated or deferred in the interim report only if it would also be appropriate to anticipate or defer such costs at the end of the financial year.

These condensed consolidated financial statements have been prepared in accordance with International Accounting Standard (‘IAS’) 34, Interim Financial Reporting, and should be read in conjunction with the 2005 annual financial statements, which include a full description of Coca-Cola HBC’s (‘CCHBC’ or the ‘Group’) accounting policies.

2.             Exchange rates

For CCHBC, we believe that the euro is the most appropriate reporting currency, as it is the currency most closely aligned to the operating currencies of the Group. CCHBC translates the income statements of subsidiary operations to the euro at average exchange rates and the balance sheet at the closing exchange rate for the period.

The principal exchange rates used for transaction and translation purposes in respect of one euro were:

	Average		Closing as at
	Year to December		31 December	31 December
	2006	2005	2006	2005
US dollar	1.26	1.24	1.32	1.19
UK sterling	0.68	0.68	0.67	0.69
Polish zloty	3.90	4.03	3.83	3.84
Nigerian naira	161.38	162.86	169.00	153.96
Hungarian forint	264.61	248.59	253.70	251.70
Swiss franc	1.57	1.55	1.61	1.56
Russian rouble	34.11	35.15	34.70	34.19
Romanian lei	3.52	3.63	3.37	3.68

3.             Segmental analysis

The Group has one business, being the production, distribution and sale of alcohol-free, ready-to-drink beverages. The Group operates in 28 countries, and its financial results are reported in the following three operating segments:

Established countries:	Austria, Cyprus, Greece, Italy, Northern Ireland, Republic of Ireland and Switzerland.

Developing countries:	Croatia, Czech Republic, Estonia, Hungary, Latvia, Lithuania, Poland, Slovakia and Slovenia.

Emerging countries:	Armenia, Belarus, Bosnia and Herzegovina, Bulgaria, FYROM, Moldova, Montenegro, Nigeria, Romania, Russia, Serbia and Ukraine.

The Company’s operations in each of the segments presented have similar economic characteristics, production processes, customers and distribution methods. Information on the Company’s segments is as follows (in millions):

	Three Months Ended		Full Year Ended
	31 December		31 December
	2006	2005	2006	2005
Volume in unit cases (million)
Established countries	143.6	121.4	614.5	563.5
Developing countries	80.7	72.0	344.8	305.9
Emerging countries	206.6	173.7	828.7	708.7
	430.9	367.1	1,788.0	1,578.1

Net sales revenue (€ million)
Established countries	556.0	489.1	2,474.1	2,262.3
Developing countries	239.0	192.1	993.2	841.1
Emerging countries	528.7	424.2	2,149.0	1,676.9
	1,323.7	1,105.4	5,616.3	4,780.3

EBITDA (€ million)
Established countries	50.8	49.3	382.7	382.3
Developing countries	27.7	17.1	144.3	115.7
Emerging countries	55.6	62.4	347.9	309.8
	134.1	128.8	874.9	807.8

EBIT (€ million)
Established countries	12.2	16.0	234.2	235.9
Developing countries	8.7	(2.3)	73.3	43.4
Emerging countries	17.2	26.6	199.6	181.6
	38.1	40.3	507.1	460.9
Reconciling items (€ million)
Finance costs			(76.4)	(54.8)
Share of results of associates			0.4	0.9
Taxation			(89.9)	(86.6)
Minority interests			(7.5)	(12.3)
Profit for the period attributable to shareholders of the Group			333.7	308.1

	As at
	31 December
	2006	2005
Total assets (€ million)
Established countries	3,111.2	2,963.1
Developing countries	951.6	847.8
Emerging countries	1,938.6	1,729.2
Corporate / intersegment receivables	81.9	44.8
	6,083.3	5,584.9

4.     Adjustments to intangible assets

During 2005 and 2006, CCHBC recognised deferred tax assets that had previously not been recognised on the acquisition of Coca-Cola Beverages plc by Hellenic Bottling Company S.A. In accordance with IAS 12, Income Taxes, when deferred tax assets have not been recognised on acquisition and are subsequently recognised, both goodwill and deferred tax assets are adjusted with corresponding entries to operating expense and taxation in the income statement. Therefore, a charge of €7.8 million (2005: €26.5 million) has been recorded in operating expense for the full year and a deferred tax credit of €7.8 million (2005: €26.5 million) included within taxation on the income statement. There was no respective charge and deferred tax credit for the fourth quarter of 2006 (2005: €3.2 million).

5.      Restructuring costs

	Year ended	Year ended
	31 December 2006	31 December 2005
	€ million	€ million

Cash restructuring expenses	36.0	5.0
Impairment of property, plant and equipment	9.5	0.9
Accelerated depreciation	6.3	7.9
Total restructuring costs	51.8	13.8

On 24 February 2006, production in the Athens plant ceased. In addition, on 10 March 2006, the Greek warehouses in Messologi, Corfu and Rhodes closed. These initiatives are expected to support the growth of the Greek business as well as yield significant operating efficiency benefits in future years. We undertook additional restructuring in Greece in December, following an organisational streamlining across the administrative support and logistic functions. A total restructuring charge for Greece of €22.1 million (cash and non-cash) was recorded in the full year of 2006. In Nigeria, restructuring charges in the full year of 2006 amounted to €7.9 million (cash and non-cash). Production that was carried out at the Onitsha and Makurdi plants has been transferred to other production sites within Nigeria. In addition, our Nigerian operation is investing in a new production facility in Abuja to consolidate further its leadership position and enhance its long term competitiveness and growth. In Ireland, the project to develop a single all-island production facility is proceeding well. During the full year of 2006, €6.3 million of accelerated depreciation and €1.5 million of redundancy charges were recorded. In Croatia, €5.1 million of restructuring charges have been recorded in 2006 in respect of rationalisation of the delivery function by outsourcing it to third party contractors. A further €8.9 million of restructuring charges were incurred in relation to other restructuring activities throughout the Group.

6.     Non-recurring items

	Year ended	Year ended
	31 December 2006	31 December 2005
	€ million	€ million

Bottles impairment — non-cash	15.1	—
Gain from the sale of the production site in Dublin	(14.8)	—
Provision for the Greek Competition Authority fine (note 15)	9.3	—
Total non-recurring items	9.6	—

Following review of the Group’s three-year plan during the second half of 2006, management decided to accelerate the implementation of the refillable bottle strategy in the fourth quarter. The implementation of this strategy led to the booking of a non-cash charge on certain refillable PET and glass bottles and crates in Austria, Bulgaria, Nigeria, Poland, Greece and some other markets for a total of €15.1 million.

As a result of the restructuring activities in Ireland in prior years for the consolidation of the production in a single all-island site in Northern Ireland, the production site in Dublin was sold resulting in a gain of €14.8 million.

7.      Finance costs

	Year ended	Year ended
	31 December 2006	31 December 2005
	€ million	€ million
Interest expense	87.5	56.5
Net foreign exchange translation gains	(0.1)	(0.9)
Fair value losses on interest rate swaps	—	2.9
Interest income	(11.0)	(3.7)
Total finance costs	76.4	54.8

	Three months to	Three months to
	31 December 2006	31 December 2005
	€ million	€ million
Interest expense	24.2	14.2
Net foreign exchange translation gains	0.6	4.0
Fair value gains on interest rate swaps	—	—
Interest income	(3.3)	(1.6)
Total finance costs	21.5	16.6

8.     Taxation

The effective tax rate for the Group differs from the 2006 Greek statutory rate of 29% (2005: 32%) as a consequence of a number of factors, the most significant of which are the non-deductibility of certain expenses and the fact that the tax rates in the countries in which the Group operates differ materially from the Greek statutory tax rate. The statutory tax rates applicable to the country operations of the Group range from 0%-37%.

The effective tax rate for the Group varies on a quarterly basis as a result of the mix of taxable profits and deductible expenses across territories and as a consequence of tax adjustments arising during the year, which do not necessarily relate to the operations of the current period.

The effective tax rate (excluding the adjustments to intangible assets) is approximately 22% for the full year 2006 (2005: 26%). This rate is quoted before any tax credit is recognised for the current recognition of acquired and previously unrecognised accumulated tax benefits. The reduction in effective tax rate between 2005 and 2006 is predominantly a result of the successful implementation of prudent tax planning initiatives.

9.                                      Earnings per share

Basic earnings per share is calculated by dividing the net profit attributable to shareholders of the Group by the weighted average number of shares in issue during the period (2006 full year: 240,733,468; 2006 fourth quarter: 240,860,169; 2005 full year 238,326,756; and 2005 fourth quarter: 238,530,337). Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares arising from exercising employee stock options.

10.                               Tangible and intangible assets

	Property, plant and equipment	Intangible assets
	€ million	€ million
Opening net book value as at 1 January 2006	2,287.4	1,846.8
Additions	557.4	2.7
Arising on recognition of deferred tax assets in connection with the acquisition of Coca-Cola Beverages plc	—	(7.8)
Arising on current year’s acquisitions	86.6	30.9
Arising on prior year’s acquisitions	—	3.0
Disposals	(63.7)	—
Impairment	(24.5)	—
Depreciation / amortisation	(329.1)	(2.4)
Foreign exchange differences	(16.4)	(7.5)
Closing net book value as at 31 December 2006	2,497.7	1,865.7

11.                               Assets classified as held for sale

It is the Group’s intention to dispose of certain land and buildings as part of the restructuring plan in Greece (see note 5). As at 31 December 2006, the net book value of these assets was €1.8 million. The proceeds from the sale of assets classified as held for sale, net of disposal costs are expected to exceed their carrying value.

12.                               Net debt

	As at	As at
	31 December 2006	31 December 2005
	€ million	€ million
Long-term borrowings	1,597.8	1,327.5
Short-term borrowings	306.9	575.8
Cash and cash equivalents	(305.5)	(182.4)
Net debt	1,599.2	1,720.9

On 24 March 2006, Coca-Cola HBC Finance plc issued €350.0 million of Floating Rate Notes due 24 March 2009.  The notes were guaranteed by Coca-Cola Hellenic Bottling Company S.A. and Coca-Cola HBC Finance B.V. and were issued under the Group’s €2.0 billion Euro Medium Term Note Programme. The notes were primarily issued in order to fund the acquisition of Lanitis Bros (as discussed in note 16) and the repayment of  the remaining €233.0 million of the outstanding debt under our €625.0 million 5.25% Eurobond that matured on 27 June 2006. The increase in long-term borrowings from 31 December 2005 was a result of this issuance net of prepaid financing costs and foreign exchange movements. The decrease in short-term borrowings from 31 December 2005 was mainly a result of the Eurobond repayment.

13.                               Share capital

On 20 December 2006, the share capital of the Company increased by €0.7 million by issuing 1,375,914 new ordinary shares as a result of the exercise of stock options. The share premium increased by €21.8 million as a result of this increase. After the increase, the share capital amounts to €121.0 million and is divided into 242,067,916 shares with a nominal value of €0.50 each.

14.                               Dividends

The shareholders approved a dividend of €0.30 per share (totalling €72.2 million) for the year ended 31 December 2005, at the Annual General Meeting held on 20 June 2006.

15.                               Contingencies

The Greek Competition Authority issued a decision on 25 January 2002, imposing a fine on the Group of approximately €2.9 million for certain discount and rebate practices and required changes to its commercial practices with respect to placing coolers in certain locations and lending them free of charge. On 16 June 2004, the fine was reduced on appeal to €1.8 million. On 29 June 2005, the Greek Competition Authority requested that the Group provide information on its commercial practices as a result of a complaint by certain third parties regarding the Group’s level of compliance with the decision of 25 January 2002. On 7 October 2005, the Group was served with notice to appear before the Greek Competition Authority. On 14 June 2006, the Greek Competition Authority issued a decision imposing a daily penalty of €5,869 for each day the Group failed to comply with the decision of 25 January 2002. The Greek Competition Authority imposed this penalty for the period from 1 February 2002 to 16 February 2006, resulting in a total of €8.7 million. The Group believes that it has substantial legal and factual defences to the Authority’s decision and has appealed it to the competent Greek courts. On 31 August 2006, the Group deposited an amount of €8.9 million, reflecting the amount of the fine and applicable tax, with the Greek authorities. This deposit was a prerequisite to filing an appeal pursuant to Greek law. As a result of this deposit, we have increased the charge to our financial statements in connection with this case to €8.9 million. We also incurred consulting fees and additional expenses of €0.4 million in connection to this case.

The Company’s Bulgarian subsidiaries are participating in two waste recovery organizations in order to discharge their obligations under the Bulgarian Waste Management Act. On 10 March 2006, the Minister of Environment and Waters of Bulgaria issued an Ordinance stating that these organisations had not sufficiently proven their compliance with the Bulgarian Waste Management Act and consequently that all participants in these organizations should pay waste recovery fees for 2005.  This Ordinance was subsequently amended.  As a result of this amendment, the Company believes that its Bulgarian subsidiaries have no further liabilities for waste recovery fees for 2005.

In recent years customs authorities in some Central and East European countries have attempted to challenge the classification under which the Company imports concentrate into these countries to produce our products.  Local authorities have argued that a classification with higher customs duties than the current classification should apply.  In the past, such issues were successfully resolved in most of these countries.  The Company still has several cases outstanding before the Romanian customs authorities and courts. While the Company has won appeals of several cases to the Romanian Supreme Court, the Romanian Supreme Court has ruled against the Company in two cases. The Company believes that it has legal and factual support for its position, which is consistent with the customs classification standards adopted by the European Union, and will continue to oppose the position taken by the Romanian customs authorities.  However, it is not possible to quantify the likelihood of any potential liability arising from these legal proceedings due to the legal uncertainty surrounding customs duties in Romania prior to Romania’s accession to the European Union. If the Company were to become liable to pay all claims of the Romanian customs authorities, the amount payable would be approximately €14.2 million. The Company has made a provision for €2.7 million of this amount, relating to the cases that the Company has lost before the Romanian Supreme Court.

Except for the issues mentioned above, there have been no significant changes in contingencies since 31 December 2005 (as described in the 2005 Annual Report).

16.                               Recent acquisitions

a)                 On 13 March 2006, the Group acquired, jointly with TCCC, 100% of Fresh & Co d.o.o. (‘Fresh & Co’) the leading producer of fruit juices in Serbia. The acquisition includes a production facility located at Subotica and the juice and nectar brands ‘Next’ and ‘Su-Voce’. The total consideration for the transaction was €17.1 million (excluding acquisition costs) with the assumption of debt of €23.5 million. CCHBC’s share of the purchase price and debt was €20.3 million. At this stage, the acquisition has resulted in the recording of €4.5 million of trademarks and

€7.1 million of goodwill. The fair values of significant assets acquired and liabilities assumed are preliminary and pending finalisation. The Fresh & Co acquisition is being accounted for as a joint venture. As a result, the Group is consolidating its 50% share of the total business effective from 14 March 2006.

b)             On 5 April 2006, the Group successfully completed the tender offer for the outstanding share capital of Lanitis Bros Public Limited (‘Lanitis Bros’), a beverage company in Cyprus, with a strong portfolio of products and a long, successful tradition as the market leader. Following completion of the tender offer, CCHBC acquired 95.43% of the share capital of Lanitis Bros. The total consideration paid for these shares was €71.5 million (excluding acquisition costs) with the assumption of debt of an additional €5.6 million. At this stage the acquisition has resulted in recording identifiable intangible assets of €15.5 million, although we are further assessing the fair values which may result in certain adjustments to the purchase price allocation.

Following completion of the tender offer, the Group initiated a mandatory buy-out process in accordance with Cypriot law for the purposes of acquiring the remaining shares in Lanitis Bros. Lanitis Bros has been delisted from the Cyprus Stock Exchange. As of 31 December 2006, the Group had acquired an additional 11,218,735 shares representing 4.48% of the share capital of Lanitis Bros for a total consideration of €3.4 million, bringing its participation to 99.91%.

c)              On 5 July 2006, the Group acquired, jointly with TCCC, 100% of Fonti Del Vulture S.r.l., a producer of high quality mineral water in Italy with significant water reserves. CCHBC effectively purchased the operating assets and liabilities of two production facilities in the south, whilst TCCC effectively purchased the national mineral-water brands ‘Lilia’ and ‘Lilia Kiss’ (still and sparkling). The total consideration for the transaction was €10.4 million (excluding acquisition costs) with the assumption of debt of an additional €23.2 million. At this stage, the acquisition has resulted in the recording of goodwill of €2.2 million. The fair values of significant assets acquired and liabilities assumed are preliminary and pending finalisation.

d)             On 22 August 2006, the Group completed the acquisition of Yoppi Kft., a hot beverages vending operator in Hungary. Total consideration for the acquisition was €1.9 million (excluding acquisition costs) with the assumption of debt of an additional €0.1 million. The acquisition has resulted in recording goodwill of €1.4 million and identifiable intangible assets of €0.2 million.

17.                               Employee numbers

The average number of full-time equivalent employees in the full year of 2006 was 42,942 (2005: 41,101). The effect of the newly acquired entities in 2006 was an increase of 1,062 full-time equivalent employees.

Volume by country for 2006, 2005 and 2004

Million unit cases	2006	2005	2004

Established Markets
Austria	85.2	86.8	89.7
Cyprus	11.9	—	—
Greece	149.4	144.9	145.8
Ireland	77.9	75.8	72.9
Italy	214.2	180.4	178.0
Switzerland	75.9	75.6	77.1

TOTAL	614.5	563.5	563.5

Developing Markets
Baltics	24.1	20.0	16.9
Croatia	26.6	25.4	23.5
Czech Republic	52.2	45.3	42.3
Hungary	84.9	74.7	69.2
Poland	133.1	118.7	98.0
Slovakia	18.9	17.4	14.4
Slovenia	5.0	4.4	4.0

TOTAL	344.8	305.9	268.3

Emerging Markets
Armenia	4.7	4.2	4.1
Belarus	15.9	13.5	10.7
Bosnia and Herzegovina	13.9	12.5	13.1
Bulgaria	51.3	41.3	35.3
FYROM	10.4	8.3	8.7
Moldova	2.3	1.8	1.4
Nigeria	142.2	143.6	130.1
Romania	145.6	123.5	106.0
Russia	314.9	260.1	188.7
Serbia and Montenegro	53.5	39.0	38.8
Ukraine	74.0	60.9	44.0

TOTAL	828.7	708.7	580.9

TOTAL CCHBC	1,788.0	1,578.1	1,412.7

Percentage volume change by country
for 12 months to 31 December 2006 and 2005

	2006 % change	2005 % change
	versus 2005	versus 2004
Established Markets
Austria	- 2%	- 3%
Cyprus	n/a	n/a
Greece	+ 3%	- 1%
Ireland	+ 3%	+ 4%
Italy	+ 19%	+ 1%
Switzerland	0%	- 2%

TOTAL	+ 9%	0%

Developing Markets
Baltics	+ 21%	+ 19%
Croatia	+ 5%	+ 8%
Czech Republic	+ 15%	+ 7%
Hungary	+ 14%	+ 8%
Poland	+ 12%	+ 21%
Slovakia	+ 9%	+ 21%
Slovenia	+ 14%	+ 10%

TOTAL	+ 13%	+ 14%

Emerging Markets
Armenia	+ 12%	+ 2%
Belarus	+ 18%	+ 26%
Bosnia and Herzegovina	+ 11%	- 5%
Bulgaria	+ 24%	+ 17%
FYROM	+ 25%	- 5%
Moldova	+ 28%	+ 29%
Nigeria	- 1%	+ 10%
Romania	+ 18%	+ 17%
Russia	+ 21%	+ 38%
Serbia and Montenegro	+ 37%	+ 0%
Ukraine	+ 22%	+ 38%

TOTAL	+ 17%	+ 22%

TOTAL CCHBC	+ 13%	+ 12%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Coca-Cola Hellenic Bottling Company S.A.

By:	/s/ Jan Gustavsson
Name:	Jan Gustavsson
Title:	General Counsel & Company Secretary

Date February 15, 2007